Exhibit-5.1

July 28, 2020
GOVERNMENT OF PUERTO RICO
Department of the Treasury

Soledad Reichard-Megwinoff, Esq. Abarca & Associates PSC Law Offices PO Box 13928
San Juan, Puerto Rico 00908-3928

MARRIOTT INTERNATIONAL, INC. PUERTO RICO RETIREMENT PLAN
Control No: 752042

Dear Mrs. Reichard:

In regard to your letter of December 20, 2019, you are informed that this Department has no objection to the amendments made to the referred pension plan. By the Unanimous Written Consent of the Board of Directors of the Sponsor as of December 3., 2019 the plan is amended to eliminate the requirement that an employee attain age 21 to participate in the plan effective as of January 1, 2020.

Such amendments will not affect in any way the ruling issued on behalf of the aforesaid plan on February 5, 2004.

No opinion is expressed as to the tax treatment of the above transactions under any other provision of the Puerto Rico Internal Revenue Code of 2011, as amended and the Regulations thereunder that may also be applicable thereto, or to the tax treatment of any condition existing at the time of the transactions, or any effect resulting therefrom, that is not specifically covered by this ruling. The opinion expressed herein shall be valid only upon the continued existence of the facts as submitted for our consideration.

Cordially,
Carmen Colon Calderin, Chief
Pension Plan Section

lntendente Ramirez Bldg 10 Paseo Covadonga • PO Box 9024140 San Juan, PR 00902-4140